50 2/25/04

04002819

SECURITI... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01\01\03 (MM/DD/YY) AND ENDING 12\31\03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Turnpike Street, Suite 202
(No. and Street)

Canton | MA | 02021
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiBenedetto + Company, CPA's
(Name – *if individual, state last, first, middle name*)

One Industrial Dr., Hudson, NH 03051
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 09 2004

PROCESSED MAR 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50

OATH OR AFFIRMATION

I, Mark C. Butts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Equity Advisors, LLC, as of 12-31-03, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

2-4-04

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB

DIBENEDETTO & COMPANY, P.A.
Certified Public Accountants

To the Members
Boston Equity Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Boston Equity Advisors, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiBenedetto & Company, P.A.

January 24, 2004

BOSTON EQUITY ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT

DiBENEDETTO & COMPANY, P.A.
Certified Public Accountants

Independent Auditors' Report

To the Members
Boston Equity Advisors, LLC:

We have audited the accompanying statement of financial condition of Boston Equity Advisors, LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Equity Advisors, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiBenedetto & Company, P.A.

January 24, 2004

111 Business Center, Suite One
One Industrial Drive
Hudson, NH 03051

Tel: 603 889-1600

Fax: 603 882-6739

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 39,979
Accounts Receivable	87,500
Prepaid Expenses	4,629
Total Current Assets	132,108
Office Equipment - Net of $2,658 of Accumulated Depreciation	9,394
TOTAL ASSETS	$ 141,502

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	$ 1,101
Due to Members	-
Total Current Liabilities	1,101
Members' Equity	140,401
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 141,502

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 893,954
Miscellaneous Income	3,988
Total Revenues	897,942
Expenses:	
Office Supplies and Expense	8,785
Education	3,213
Dues and Subscriptions	3,195
License Fees	3,847
Audit Fee	1,500
Travel	1,236
Bank Charges	75
Annual Report Fee	500
Legal	281
Meals and Entertainment	315
Insurance	419
Parking/Tolls	325
Postage	963
Telephone	7,078
Rent	13,760
Maintenance and Repairs	303
Utilities	3,459
Depreciation	2,174
Miscellaneous	11,424
Total Expenses	62,852
Net Income	$ 835,090

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Members' Equity
Balance at January 1, 2003	$ 42,012
Net Income	835,090
Distributions to Members	(736,701)
Balance at December 31, 2003	$ 140,401

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows - Operating Activities:	
Net Income	$ 835,090
Adjustments to Reconcile Net Income	
to Net Cash Provided by Operating Activities:	
Depreciation	2,174
Increase in Prepaid Expenses	(2,060)
Increase in Accounts Receivable	(63,932)
Decrease in Accounts Payable	(9)
Decrease in Due to Members	(2,735)
Net Cash Provided by Operating Activities	768,528
Cash Flows - Investing Activities:	
Purchase of Office Equipment	(2,379)
Net Cash Used for Investing Activities	(2,379)
Cash Flows - Financing Activities:	
Distributions to Members	(736,701)
Net Cash Used for Financing Activities	(736,701)
Increase in Cash	29,448
Cash - Beginning of Period	10,531
Cash - End of Period	$ 39,979

See notes to financial statements.

BOSTON EQUITY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Boston Equity Advisors, LLC (the "Company") was organized as a Massachusetts limited liability company in October 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

2. Significant Accounting Policies

The summary of significant accounting policies of Boston Equity Advisors, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues
Commissions on the private placement of securities in which the Company acts as an agent are recorded as the security transactions occur. Miscellaneous income is recognized as earned.

Income Taxes
The Company has been organized as a limited liability company. No provision for income taxes has been made since the Company is not a taxable entity and the individual members report their respective share of the Company's taxable income or loss.

Cash Flow Information
For purposes of reporting cash flows, the Company considers all savings deposits, certificates of deposits, and money market funds and deposits purchased with a maturity of three months or less to be cash equivalents.

2. Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable consists of commissions due from customers on completed security transactions. Management believes that all amounts are fully collectible based on the Company's history of collections. Accordingly, no allowance for doubtful accounts has been provided.

Equipment and Depreciation

Equipment is stated at cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Upon retirement or disposition, the cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is credited or charged to income.

Expenses for major renewals and betterments that extend the useful lives of equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Two customers accounted for all of the Company's revenue during the year ended December 31, 2003.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital in the amount of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $38,878 which was $33,878 in excess of its required net capital of $5,000, total aggregate indebtedness of $1,101, and a net capital ratio of 0.028 to 1.

4. Profit Sharing Pension Plan

The Company has a profit sharing pension plan which covers all qualified members and employees. Company contributions to the plan are discretionary. The Company does not account for member's contributions to the plan as an expense of the Company, since the contributions are made directly by the members to the plan from their member distributions.

5. Lease

Effective November 1, 2003, the Company rents its office facilities under the terms of an operating lease. The lease specifies a rental fee of $1,380, payable each month, and that the Company pay for certain expenses of the facility. The lease expires on September 30, 2006 and has an option to renew for an additional three year period on the same terms and conditions at the then current fair market lease rate. Payments shown as rent expense under this arrangement totaled $2,760 in 2003.

Through October 31, 2003, the Company rented its office facilities under the terms of an operating lease. The lease specified an annual rental of $13,200, payable $1,100 each month, and that the Company pay for certain operating expenses of the facility. The lease commenced on November 1, 2002 and had a term of one year. Payments shown as rent expense under this arrangement totaled $11,000 in 2003.

As of December 31, 2003, future minimum lease payments were as follows:

2004	$ 16,560
2005	$ 16,560
2006	$ 12,420

BOSTON EQUITY ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003

Members' Equity	$ 140,401
Less: Ownership Equity Not Allowed	-
Total Members' Equity Qualified for Net Capital	140,401
Add: Liabilities Subordinated to Claims of General Creditors	-
Total Capital and Subordinated Liabilities	140,401
Deductions and/or Charges	-
Less: Total Nonallowable Assets	(101,523)
Less: Haircuts	
15% - Securities	-
15% - Undue Concentration	-
Net Capital	38,878
Minimum Net Capital Required	5,000
Excess Net Capital	$ 33,878
Aggregate Indebtedness:	
Accounts Payable	$ 1,101
Total Aggregate Indebtedness	$ 1,101
Ratio: Aggregate Indebtedness to Net Capital	0.028 to 1

There is no material difference between the net capital as reported in the Company's Part IIA (unaudited) Focus report as of December 31, 2003 and the net capital shown above.